Filing Date:  June 7, 2004


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------

                                 SCHEDULE 13D/A
                               (Amendment No. 5)*

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                        Quinton Cardiology Systems, Inc.
                                (Name of Issuer)

                  Common Stock, with $0.001 par value per share
                         (Title of Class of Securities)

                                   748773 10 8
                                 (CUSIP Number)

                                 Sijze W. Plokker
                             Senior Vice President
                  Philips Electronics North America Corporation
                           1251 Avenue of the Americas
                            New York, New York 10020
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 1, 2004
                              --------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (03-00)

------------------------------
CUSIP NO. 748773 10 8                  SCHEDULE 13D/A
------------------------------

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons Koninklijke Philips Electronics N.V.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
--------------------------------------------------------------------------------
                            7. SOLE VOTING POWER
NUMBER OF                          0
SHARES                      ----------------------------------------------------
BENEFICIALLY                8.  SHARED VOTING POWER
OWNED BY EACH                      0
REPORTING                   ----------------------------------------------------
PERSON                      9.  SOLE DISPOSITIVE POWER
WITH                               0
                            ----------------------------------------------------
                            10. SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                                                   0
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                       0%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON* CO/HC

* SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

------------------------------
CUSIP NO. 748773 10 8                  SCHEDULE 13D/A
------------------------------

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons Philips Holding USA Inc.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
          AF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
--------------------------------------------------------------------------------
                            7. SOLE VOTING POWER
NUMBER OF                          0
SHARES                      ----------------------------------------------------
BENEFICIALLY                8.  SHARED VOTING POWER
OWNED BY EACH                      0
REPORTING                   ----------------------------------------------------
PERSON                      9.  SOLE DISPOSITIVE POWER
WITH                               0
                            ----------------------------------------------------
                            10. SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                                                   0
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                       0%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

------------------------------
CUSIP NO. 748773 10 8                  SCHEDULE 13D/A
------------------------------

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons Philips Electronics North America Corporation
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
          AF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
--------------------------------------------------------------------------------
                            7. SOLE VOTING POWER
NUMBER OF                          0
SHARES                      ----------------------------------------------------
BENEFICIALLY                8.  SHARED VOTING POWER
OWNED BY EACH                      0
REPORTING                   ----------------------------------------------------
PERSON                      9.  SOLE DISPOSITIVE POWER
WITH                               0
                            ----------------------------------------------------
                            10. SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                                                   0
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                       0%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

         This Amendment No. 5 amends and restates in its entirety the Schedule 13D/A filed by the Reporting Persons (as defined herein) on May 24, 2004.

ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this statement relates is the shares of common stock, with par value of $0.001 per share (the "Shares"), of Quinton Cardiology Systems, Inc., a Delaware corporation ("Quinton"). According to a report on Form 8-K filed by Quinton with the Securities and Exchange Commission on May 21, 2003, Quinton is the successor, by means of a reincorporation merger, to all of the business, properties, assets and liabilities of Quinton Cardiology Systems, Inc. (formerly QIC Holding Corp.), a California corporation ("Quinton California"), which was merged with and into Quinton. Pursuant to that merger, each outstanding share of common stock, no par value per share, of Quinton California (the "California Shares") was converted into one Share. In this statement, the terms "Quinton" and "Shares" may refer, as context requires, respectively to Quinton California and to the California Shares.

         The principal executive office of Quinton is located at 3303 Monte Villa Parkway, Bothell, Washington 98021.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This statement is being filed by Koninklijke Philips Electronics N.V. ("KPENV"), Philips Holding USA Inc. ("PHUSA") and Philips Electronics North America Corporation ("PENAC" and, collectively with KPENV and PHUSA, the "Reporting Persons"). PENAC is a wholly owned subsidiary of PHUSA, which, in turn, is a wholly owned subsidiary of KPENV.

         Certain information concerning each director and executive officer of
(i) KPENV is set forth in Schedule I hereto and incorporated herein by reference, (ii) PHUSA is set forth in Schedule II hereto, and (iii) PENAC is set forth in Schedule III hereto and is, in each case, incorporated herein by reference.

         (b) The principal business address of KPENV is Breitner Centre, Amstelplein 2, 1096 BC Amsterdam, The Netherlands. The principal business address of PHUSA and PENAC is 1251 Avenue of the Americas, New York, New York 10020.

         (c) The primary business of each of the Reporting Persons is the manufacture and distribution of electronic and electrical products, systems and equipment, as well as information technology services.

         (d) None of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I, II or III has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I, II or III has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) KPENV is a company incorporated under the laws of the Netherlands. PHUSA and PENAC are Delaware corporations.

         This Item 2 is qualified in its entirety by reference to Schedules I, II and III, which are incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         PENAC sold to certain underwriters all of the Shares beneficially owned by the Reporting Persons in connection with the public offering of securities (the "Offering") described in Amendment No. 2 to Quinton's registration statement on Form S-3 (No. 333-114908), which was filed on May 20, 2004. In connection with the Offering, PENAC entered into a Power of Attorney in the form attached as Exhibit 4, which is hereby incorporated herein by reference (the "Power of Attorney"), and pursuant to which PENAC's attorneys-in-fact executed and delivered on PENAC's behalf an Underwriting Agreement in the form attached as Exhibit 3, which is hereby incorporated herein by reference (the "Underwriting Agreement"). As a result of this transaction, the Reporting Persons ceased to be beneficial owners of any equity securities of Quinton.

         None of the persons listed on Schedule I, II or III hereto has contributed any funds or other consideration towards the purchase of the shares of Quinton reported in this statement.

ITEM 4.  PURPOSE OF THE TRANSACTION

         PENAC sold to certain underwriters all of the Shares beneficially owned by the Reporting Persons in connection with the Offering, as described in Item
3. In connection with the Offering, PENAC entered into the Power of Attorney, pursuant to which PENAC's attorneys-in-fact executed and delivered on PENAC's behalf the Underwriting Agreement.

         Other than as set forth herein, none of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I, II or III hereto has plans or proposals which relate to or would result in any of the events described by Items 4(a) through 4(j) of
Schedule 13D.

         The foregoing discussion is qualified in its entirety by reference to the Power of Attorney and the Underwriting Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As a result of the sale, in the Offering described in Item 3, of all of the Shares beneficially owned by the Reporting Persons, the Reporting Persons beneficially own 0 Shares, representing 0% of the outstanding Shares.

         None of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the persons listed on Schedules I, II or III hereto beneficially owns any Shares other than as set forth herein.

         (b) Not applicable.

         (c) There have been no transactions in the Common Stock effected by the Reporting Persons in the last 60 days, other than the sale of 1,394,024 Shares by PENAC in the Offering described in Item 3.

         (d) Not applicable.

         (e) The Reporting Persons ceased to be beneficial owners of more than 5% of the Shares on June 1, 2004, the date of the closing of the Offering described in Item 3.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to a Letter Agreement, dated February 19, 2002 (the "Agilent Letter Agreement"), by and among PENAC, KPENV and Agilent, which is attached as
Exhibit 1 and is incorporated herein by reference, PENAC is a successor in interest to Hewlett-Packard Company, a Delaware corporation ("HP"), in an Investors' Rights Agreement, dated as of May 27, 1998 (the "Investors' Rights Agreement"), among Quinton, WRH and HP, which is attached as Exhibit 2 and is incorporated herein by reference. The Investor's Rights Agreement imposed certain restrictions on the transfer of shares held by PENAC.

         There are no contracts, arrangements, understandings or relationships between the Reporting Persons (or their wholly owned subsidiaries), and to the best knowledge and belief of the Reporting Persons, any of the persons listed on Schedules I, II or III hereto, and other persons with respect to the Shares aside from the Investors' Rights Agreement, the Power of Attorney and the Underwriting Agreement, which are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

   Exhibit No.                        Exhibit Description
------------------  ------------------------------------------------------------

     1. Letter Agreement, dated as of February 19, 2002, among PENAC, KPENV and Agilent (incorporated herein by reference to Exhibit 10.2 of the Schedule 13D filed by the Reporting Persons on May 13, 2002).

     2. Investors' Rights Agreement, dated as of May 27, 1998, among Quinton, WRH and HP (incorporated herein by reference to Exhibit 10.3 of the Schedule 13D filed by the Reporting Persons on May 13, 2002).

   Exhibit No.                        Exhibit Description
------------------  ------------------------------------------------------------

     3.             Form of Underwriting Agreement (incorporated by reference to
                    Exhibit 1.1 of the Registration Statement on Form S-3 (File No. 333-114908) filed by Quinton Cardiology Systems, Inc., as filed with Amendment No. 2 thereto, filed on May 20,
                    2004).

     4. Form of Power of Attorney (incorporated by reference to Exhibit 4 of Amendment No. 4 to the Schedule 13D filed by the Reporting Persons on May 24, 2004).

     5. Joint Filing Agreement, dated as of May 13, 2002, among the Reporting Persons (incorporated herein by reference to Exhibit 99.1 of the Schedule 13D filed by the Reporting Persons on May 13, 2002).

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  June 7, 2004

                                       KONINKLIJKE PHILIPS ELECTRONICS N.V.

                                       By: /s/ A. Westerlaken
                                          --------------------------------------
                                          Name:  A. Westerlaken
                                          Title: Secretary to the Board of
                                                   Management of Koninklijke
                                                   Philips Electronics N.V.

                                       PHILIPS HOLDING USA INC.

                                       By: /s/ Wilhelmus C.M. Groenhuysen
                                          --------------------------------------
                                          Name:  Wilhelmus C.M. Groenhuysen
                                          Title: Senior Vice President and CFO


                                       PHILIPS ELECTRONICS NORTH AMERICA
                                       CORPORATION

                                       By: /s/ Wilhelmus C.M. Groenhuysen
                                          --------------------------------------
                                          Name:  Wilhelmus C.M. Groenhuysen
                                          Title: Senior Vice President and CFO

                                   SCHEDULE I

         Name, Business Address, Principal Occupation or Employment and Citizenship of:

(a) Members Of The Supervisory Board of Koninklijke Philips Electronics N.V.

Unless otherwise indicated, each person listed below is not employed, other than as a member of the Supervisory Board, and thus no employer, employer's address or employer's principal business is listed.

Name:                                 L.C. van Wachem
Business Address:                     Koninklijke Philips Electronics N.V.
                                      Breitner Centre
                                      Amstelplein 2
                                      1096 BC Amsterdam, The Netherlands
Principal Occupation:                 Retired. Former Chairman of the Committee
                                      of Managing Directors of the Royal
                                      Dutch/Shell Group.
Citizenship:                          The Netherlands

Name:                                 W. de Kleuver
Business Address:                     Koninklijke Philips Electronics N.V.
                                      Breitner Centre
                                      Amstelplein 2
                                      1096 BC Amsterdam, The Netherlands
Principal Occupation:                 Retired. Former Executive Vice-President
                                      of Koninklijke Philips Electronics N.V.
Citizenship:                          The Netherlands

Name:                                 J.M. Hessels
Business Address:                     Koninklijke Philips Electronics N.V.
                                      Breitner Centre
                                      Amstelplein 2
                                      1096 BC Amsterdam, The Netherlands
Principal Occupation:                 Retired. Former Chief Executive Officer of
                                      Royal Vendex KBB.
Citizenship:                          The Netherlands

Name:                                 Sir Richard Greenbury
Business Address:                     Koninklijke Philips Electronics N.V.
                                      Breitner Centre
                                      Amstelplein 2
                                      1096 BC Amsterdam, The Netherlands
Principal Occupation:                 Retired.  Former Chairman and Chief
                                      Executive Office of Marks & Spencer.
Citizenship:                          United Kingdom

Name:                                 J.M. Thompson
Business Address:                     Koninklijke Philips Electronics N.V.
                                      Breitner Centre
                                      Amstelplein 2
                                      1096 BC Amsterdam, The Netherlands
Principal Occupation:                 Retired. Former Vice Chairman of the Board
                                      of Directors of IBM.
Citizenship:                          Canada

Name:                                 C.J.A. van Lede
Business Address:                     Koninklijke Philips Electronics N.V.
                                      Breitner Centre
                                      Amstelplein 2
                                      1096 BC Amsterdam, The Netherlands
Principal Occupation:                 Retired.  Former Chairman of the Board of
                                      Management of Akzo Nobel.
Citizenship:                          The Netherlands

Name:                                 Prof. K.A.L.M. van Miert
Business Address:                     Koninklijke Philips Electronics N.V.
                                      Breitner Centre
                                      Amstelplein 2
                                      1096 BC Amsterdam, The Netherlands
Principal Occupation:                 President of Nyenrode University.
Employer:                             Nyenrode University
Employer's Address:                   Straatweg 25
                                      3621 BG Breukelen
                                      The Netherlands
Employer's Principal Business:        Higher education
Citizenship:                          Belgium

Name:                                 L. Schweitzer
Business Address:                     Koninklijke Philips Electronics N.V.
                                      Breitner Centre
                                      Amstelplein 2
                                      1096 BC Amsterdam, The Netherlands
Principal Occupation:                 Chairman and Chief Executive Officer of la
                                      regie nationale des usines Renault.
Employer:                             La regie nationale des usines Renault
Employer's Address:                   34 Quai du Point du Jour
                                      BP 103 92109
                                      Boulogne Bilancourt
                                      Cedex, France
Employer's Principal Business:        Design, manufacture and sale of
                                      automobiles and related businesses
Citizenship:                          France

(b) Members Of Board Of Management And Group Management Committee Of Koninklijke Philips Electronics N.V.

Unless otherwise indicated, each member of the Board of Management and Group Management Committee is employed by Koninklijke Philips Electronics N.V. at Breitner Centre, Amstelplein 2, 1096 BC Amsterdam, The Netherlands, whose principal business is set forth in this Statement, and thus no employer, employer's address or employer's principal business is listed.

Name:                                 Gerard J. Kleisterlee
Business Address:                     Koninklijke Philips Electronics N.V.
                                      Breitner Centre
                                      Amstelplein 2
                                      1096 BC Amsterdam, The Netherlands
Principal Occupation:                 President and Chief Executive Officer of
                                      Koninklijke Philips Electronics N.V.
Citizenship:                          The Netherlands

Name:                                 Jan H.M. Hommen
Business Address:                     Koninklijke Philips Electronics N.V.
                                      Breitner Centre
                                      Amstelplein 2
                                      1096 BC Amsterdam, The Netherlands
Principal Occupation:                 Vice-Chairman of the Board of Management
                                      and Chief Financial Officer of Koninklijke
                                      Philips Electronics N.V.
Citizenship:                          The Netherlands

Name:                                 Gottfried H. Dutine
Business Address:                     Koninklijke Philips Electronics N.V.
                                      Breitner Centre
                                      Amstelplein 2
                                      1096 BC Amsterdam, The Netherlands
Principal Occupation:                 Executive Vice-President, and President
                                      and Chief Executive Officer of the
                                      Consumer Electronics Division, of
                                      Koninklijke Philips Electronics N.V.
Citizenship:                          Germany

Name:                                 Ad Huijser
Business Address:                     Koninklijke Philips Electronics N.V.
                                      Breitner Centre
                                      Amstelplein 2
                                      1096 BC Amsterdam, The Netherlands
Principal Occupation:                 Executive Vice-President and Chief
                                      Technology Officer of Koninklijke Philips
                                      Electronics N.V.
Citizenship:                          The Netherlands

Name:                                 Andrea Ragnetti
Business Address:                     Koninklijke Philips Electronics N.V.
                                      Breitner Centre
                                      Amstelplein 2
                                      1096 BC Amsterdam, The Netherlands
Principal Occupation:                 Senior Vice President and Chief Marketing
                                      Officer of Koninklijke Philips
                                      Electronics N.V.
Citizenship:                          Italy

Name:                                 Daniel Hartert
Business Address:                     Koninklijke Philips Electronics N.V.
                                      Breitner Centre
                                      Amstelplein 2
                                      1096 BC Amsterdam, The Netherlands
Principal Occupation:                 Senior Vice President and Chief
                                      Information Officer of Koninklijke
                                      Philips Electronics N.V.
Citizenship:                          Germany

Name:                                 Tjerk Hooghiemstra
Business Address:                     Koninklijke Philips Electronics N.V.
                                      Breitner Centre
                                      Amstelplein 2
                                      1096 BC Amsterdam, The Netherlands
Principal Occupation:                 Senior Vice-President of Koninklijke
                                      Philips Electronics N.V.
Citizenship:                          The Netherlands

Name:                                 Scott McGregor
Business Address:                     Koninklijke Philips Electronics N.V.
                                      Breitner Centre
                                      Amstelplein 2
                                      1096 BC Amsterdam, The Netherlands
Principal Occupation:                 Senior Vice President, and President and
                                      CEO of the Semiconductors Division, of
                                      Koninklijke Philips Electronics N.V.
Citizenship:                          United States

Name:                                 Jouko A. Karvinen
Business Address:                     Koninklijke Philips Electronics N.V.
                                      Breitner Centre
                                      Amstelplein 2
                                      1096 BC Amsterdam, The Netherlands
Principal Occupation:                 Senior Vice-President, and President and
                                      CEO of the Medical Systems Division, of
                                      Koninklijke Philips Electronics N.V.
Citizenship:                          Finland

Name:                                 Johan van Splunter
Business Address:                     Koninklijke Philips Electronics N.V.
                                      Breitner Centre
                                      Amstelplein 2
                                      1096 BC Amsterdam, The Netherlands
Principal Occupation:                 Senior Vice President, and President and
                                      CEO of the Domestic Appliances and
                                      Personal Care Division, of Koninklijke
                                      Philips Electronics N.V.
Citizenship:                          The Netherlands

Name:                                 Frans van Houten
Business Address:                     Koninklijke Philips Electronics N.V.
                                      Breitner Centre
                                      Amstelplein 2
                                      1096 BC Amsterdam, The Netherlands
Principal Occupation:                 Senior Vice President, and CEO of the
                                      Consumer Electronics Business Groups, of
                                      Koninklijke Philips Electronics N.V.
Citizenship:                          The Netherlands

Name:                                 Barbara Kux
Business Address:                     Koninklijke Philips Electronics N.V.
                                      Breitner Centre
                                      Amstelplein 2
                                      1096 BC Amsterdam, The Netherlands
Principal Occupation:                 Senior Vice President and Chief
                                      Procurement Officer of Koninklijke
                                      Philips Electronics N.V.
Citizenship:                          Switzerland

Name:                                 Theo van Deursen
Business Address:                     Koninklijke Philips Electronics N.V.
                                      Breitner Centre
                                      Amstelplein 2
                                      1096 BC Amsterdam, The Netherlands
Principal Occupation:                 Senior Vice President, and President and
                                      CEO of the Lighting Division, of
                                      Koninklijke Philips Electronics N.V.
Citizenship:                          The Netherlands

Name:                                 Rudy Provoost
Business Address:                     Koninklijke Philips Electronics N.V.
                                      Breitner Centre
                                      Amstelplein 2
                                      1096 BC Amsterdam, The Netherlands
Principal Occupation:                 Senior Vice President, and CEO of Philips
                                      Consumer Electronics Global Sales and
                                      Services, of Koninklijke Philips
                                      Electronics N.V.
Citizenship:                          Belgium

Name:                                 Arie Westerlaken
Business Address:                     Koninklijke Philips Electronics N.V.
                                      Breitner Centre
                                      Amstelplein 2
                                      1096 BC Amsterdam, The Netherlands
Principal Occupation:                 Senior Vice-President, General Secretary,
                                      Chief Legal Officer and Secretary to the
                                      Board of Management of Koninklijke Philips
                                      Electronics N.V.
Citizenship:                          The Netherlands

                                   SCHEDULE II

         Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Philips Holding USA, Inc. Unless otherwise indicated, each member of the board of directors and executive officer is employed by Philips Electronics North America Corporation at 1251 Avenue of the Americas, New York, New York 10020, whose principal business is set forth in this Statement, and thus no employer, employer's address or employer's principal business is listed.

Name:                                 Robert M. Westerhof
Business Address:                     Philips Holding USA, Inc.
                                      1251 Avenue of the Americas
                                      New York, New York 10020
Principal Occupation:                 Director, President and Chief Executive
                                      Officer of Philips Electronics North
                                      America Corporation.
Citizenship:                          The Netherlands

Name:                                 Sijze W. Plokker
Business Address:                     Philips Holding USA, Inc.
                                      1251 Avenue of the Americas
                                      New York, New York 10020
Principal Occupation:                 Director, Senior Vice President of
                                      Philips Electronics North America
                                      Corporation.
Citizenship:                          The Netherlands

Name:                                 Wilhelmus C.M. Groenhuysen
Business Address:                     Philips Holding USA, Inc.
                                      1251 Avenue of the Americas
                                      New York, New York 10020
Principal Occupation:                 Director, Senior Vice President, Chief
                                      Financial Officer and Treasurer of Philips
                                      Electronics North America Corporation.
Citizenship:                          The Netherlands

Name:                                 Robert N. Smith
Business Address:                     Philips Holding USA, Inc.
                                      1251 Avenue of the Americas
                                      New York, New York 10020
Principal Occupation:                 Vice President of Philips Electronics
                                      North America Corporation.
Citizenship:                          United States

Name:                                 Warren T. Oates, Jr.
Business Address:                     Philips Holding USA, Inc.
                                      1251 Avenue of the Americas
                                      New York, New York 10020
Principal Occupation:                 Secretary of Philips Electronics
                                      North America Corporation.
Citizenship:                          United States


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                                  SCHEDULE III

         Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Philips Electronics North America Corporation. Unless otherwise indicated, each member of the board of directors and executive officer is employed by Philips Electronics North America Corporation at 1251 Avenue of the Americas, New York, New York 10020, whose principal business is set forth in this Statement, and thus no employer, employer's address or employer's principal business is listed.

Name:                                 Robert M. Westerhof
Business Address:                     Philips Electronics North America
                                      Corporation
                                      1251 Avenue of the Americas
                                      New York, New York 10020
Principal Occupation:                 Director, President and Chief Executive
                                      Officer of Philips Electronics North
                                      America Corporation.
Citizenship:                          The Netherlands

Name:                                 Sijze W. Plokker
Business Address:                     Philips Electronics North America
                                      Corporation
                                      1251 Avenue of the Americas
                                      New York, New York 10020
Principal Occupation:                 Director, Senior Vice President of
                                      Philips Electronics North America
                                      Corporation.
Citizenship:                          The Netherlands

Name:                                 Wilhelmus C.M. Groenhuysen
Business Address:                     Philips Electronics North America
                                      Corporation
                                      1251 Avenue of the Americas
                                      New York, New York 10020
Principal Occupation:                 Director, Senior Vice President, Chief
                                      Financial Officer and Treasurer of Philips
                                      Electronics North America Corporation.
Citizenship:                          The Netherlands

Name:                                 Thomas B. Patton
Business Address:                     Philips Electronics North America
                                      Corporation
                                      1300 I Street N.W., Suite 1070-E
                                      Washington, D.C. 20005
Principal Occupation:                 Vice President of Philips Electronics
                                      North America Corporation.
Citizenship:                          United States

Name:                                 Robert N. Smith
Business Address:                     Philips Electronics North America
                                      Corporation
                                      1251 Avenue of the Americas
                                      New York, New York 10020
Principal Occupation:                 Vice President of Philips Electronics
                                      North America Corporation.
Citizenship:                          United States

Name:                                 Raymond C. Fleming
Business Address:                     Philips Electronics North America
                                      Corporation
                                      1251 Avenue of the Americas
                                      New York, New York 10020
Principal Occupation:                 Controller of Philips Electronics North
                                      America Corporation.
Citizenship:                          United States

Name:                                 Warren T. Oates, Jr.
Business Address:                     Philips Electronics North America
                                      Corporation
                                      1251 Avenue of the Americas
                                      New York, New York 10020
Principal Occupation:                 Secretary of Philips Electronics
                                      North America Corporation.
Citizenship:                          United States




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